SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 2, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Clarifies Bovespa’s Inquiry

In response to the request from the letter dated August 2nd, 2005, transcribed below:

“We request clarifications about an article published on Valor Econômico newspaper, dated August 2nd, 2005, under the title “Judge suspends wireline subscription fee”, as well as other information considered important, reportedly about the impacts on this company.”

Brasil Telecom S.A. (“Company”) informs that the legal decision, mentioned in the referred newspaper, is not known by the Company. Thus, even if such decision exists, it produces no effect whatsoever until it is formally and officially reported to the Company, by the pronouncing judge or by the National Telecommunications Agency – ANATEL, what has not happened until this moment.

The Company clarifies that it is still charging the monthly subscription fee, based on the General Telecommunications Law, on ANATEL’s rules and on its concession contract, being the monthly subscription fee charged due to the availability of the wireline network, which allows the subscribers to make calls and/or receive collect calls, full time.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer